UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026

Commission File Number: 001-41996
HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F   ☐

INFORMATION CONTAINED IN THIS REPORT
Attached to this report on Form 6-K as Exhibit 99.1 is a press release of Hafnia Limited dated April 29, 2026 and Exhibit 99.2 is a copy of the notice, form of proxy and proxy card of Hafnia Limited (the “Company”) for the Company’s 2026 Annual General Meeting of Shareholders scheduled to be held on May 26, 2026.
DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit	Exhibit Description
99.1	Press release of Hafnia Limited dated April 29, 2026 – Annual General Meeting – Notice
99.2	Notice of Annual General Meeting of Shareholders of Hafnia Limited (including a form of proxy, voting instructions and proxy card).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED
Date: April 29, 2026
	By:	/s/ Petrus Wouter Van Echtelt
		Name:	Petrus Wouter Van Echtelt
		Title:	Chief Financial Officer